UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Section 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of December 2016

Commission File Number:  001-37569

STRONGBRIDGE BIOPHARMA plc

(Exact name of Registrant as specified in its charter)

900 Northbrook Drive

Suite 200

Trevose, PA 19053

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On December 23, 2016, Strongbridge Biopharma plc (“we” or the “Company”) announced that is has acquired the U.S. marketing rights to Keveyis® (dichlorphenamide), a treatment for hyperkalemic, hypokalemic, and related variants of Primary Periodic Paralysis, from a subsidiary of Taro Pharmaceutical Industries Ltd. (“Taro”).  Keveyis is approved in the U.S. to treat hyperkalemic, hypokalemic and related variants of primary periodic paralysis, a group of rare hereditary disorders that cause episodes of muscle weakness or paralysis.  Keveyis has been granted orphan drug exclusivity status in the U.S through August 7, 2022.  Under the terms of an asset purchase agreement, we have paid Taro an upfront payment of $1 million and will pay an additional $7.5 million prior to the Company’s planned April 2017 commercial launch of Keveyis in the United States, as well as an aggregate of $7.5 million in potential milestones upon the achievement of certain product sales targets.  Taro has agreed to continue to manufacture Keveyis for us under an exclusive supply agreement through the orphan exclusivity period.  We are obligated to purchase certain annual minimum amounts of product totaling approximately $29 million over a six-year period.  The supply agreement may extend beyond the orphan exclusivity period unless terminated by either party pursuant to the terms of the agreement. If terminated by Taro at the conclusion of the orphan exclusivity period, we have the right to manufacture the product on our own or have the product manufactured by a third party on our behalf.

The Company issued a press release on December 23, 2016 regarding its acquisition of the U.S. rights to Keveyis® (dichlorphenamide), a copy of which is attached as Exhibit 99.1 to this Report on Form 6-K.  The information contained in the press release is being furnished to the Commission and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Exhibits

Exhibit Number	Exhibit Table

99.1	Press Release issued by Strongbridge Biopharma plc, dated December 23, 2016.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Dated: December 23, 2016	STRONGBRIDGE BIOPHARMA PLC

	By:	/s/ Brian Davis
Brian Davis
Chief Financial Officer